FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02045010

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2002

Derek Resources Corporation
(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

CRGV

CDNX - DRS
OTC BB - DRKRF
June 5, 2002 **Form 20-F File No.: 0-30072**

UPDATE

(Vancouver, B.C., June 5, 2002) – Derek Resources Corporation reports that discussions are continuing with several potential partners for the LAK Ranch Project. The leading candidates are industry players who could contribute greatly to the success of the project. Earlier discussions with two other potential partners have ceased.

The Company is also working to complete a financial plan to recommence operations regardless of whether or not a new partner joins the project. As a part of the financial plan the Company has agreed to raise up to $1.0 million by private placement of equity units to be priced at $0.25 each. Each unit will consist of one common share and one half common share purchase warrant. For each full warrant plus consideration of $0.40, the holder will receive one additional common share of the Company. The private placements will be at a premium to the current market price of the Company's shares. Management believes that the company is undervalued at present; based on the capital assets and resources that the Company now owns 100%.

Site preparations for steaming have now been advanced as far as possible at this time. Operating and water disposal permits are in place. Once financing is completed the Company will recall its staff and commence operations.

The Company announces that conditional Exchange approval has been granted to the Company's request to set the exercise price of 500,000 existing common share purchase warrants from $0.50 to $0.40 each. The warrants were issued on Sept 14, 2001 and expire on Sept 14, 2003. The warrant holder, an arms length investor, assisted the Company in September 2001 by rushing the closing of his private placement so that the Company could utilize his funds. Later investors who completed private placements just after the holder received more favourable pricing. By way of this re-pricing the Company has made those warrants issued in the Fall of 2001 more fairly priced.

DEREK RESOURCES CORPORATION

"Barry Ehrl" "Frank Hallam"

Barry C.J. Ehrl, Director Frank Hallam, Director

For further information please contact Peter Hall
at Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com
Investor Relations e-mail: invest@derekresources.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK RESOURCES CORPORATION

By: ______________________________

Frank Hallam
Chief Financial Officer & Director

Date: June 27, 2002